FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of January, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        TDK Corporation
                                        (Registrant)


January 31, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group








Contacts:
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; nb5koike@mb1.tdk.co.jp


                    Dissolution and Liquidation of Subsidiary

Tokyo, Japan, Jan. 31, 2005 --- TDK Corporation announced today that the Board of Directors resolved on January 31, 2005 to dissolve and liquidate TDK (Shanghai) Consulting Co., Ltd., a wholly owned subsidiary of TDK. The dissolution and liquidation of TDK (Shanghai) Consulting is scheduled to take place around the end of April, 2005.


                                  Particulars


1. Outline of TDK (Shanghai) Consulting
(1) Name: TDK (Shanghai) Consulting Co., Ltd.
(2) Headquarters: Yan An Road (W), Shanghai, People's Republic of China
(3) President: Hirokazu Nakanishi
(4) Capital: US$140,000
(5) Business activities: Providing assistance with human resources, company general affairs, legal issues, finance, etc. for TDK subsidiaries in China, as well as for business strategies planning in China.
(6) Number of employees: 18

                                         * Data is current as of December 2004.


2. Reason for the Dissolution and Liquidation
TDK China Co., Ltd. is to take over TDK (Shanghai) Consulting's business activities.

3. Impact on TDK
Any impact arising from the dissolution and liquidation of TDK (Shanghai) Consulting that might affect the consolidated business results of TDK is negligible.

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